GREENPRO, INC.
9/F., Kam Chung Commercial Building
19-21 Hennessy Road, Wanchai, Hong Kong

August 4, 2014

BY EDGAR
Ms. Maryse Mills-Apenteng, Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Greenpro, Inc. (the “Company” or “Greenpro”) Amendment No. 3 to Registration Statement on Form S-1 Filed July 14, 2014 (the “S-1 Amendment No. 3”) File No. 333-193565

Dear Ms. Mills-Apenteng:

Reference is made to your comment letter to the Company on August 1, 2014, relating to the subject filing (the “Comments”). Set forth below are the comments followed by the Company’s responses thereto:

Comment #1:

Part II—Information Not Required in Prospectus
Item 16. Exhibits, page 33
Exhibit 5.1

We note the statement in the legality opinion that the opinion may be relied upon by the company but “may not be relied upon by any other person without our prior written consent.” Please amend your filing pre-effectively to include an opinion without this language, as it inappropriately limits reliance on the opinion. See Section II.B.3.d of the Division of Corporation Finance Staff Legal Bulletin No. 19, available on our website.

Response:
We will revise the S-1 Amendment No. 3 accordingly.

Comment #2:

Signatures, page 35
Please amend your filing to indicate the person who is signing the registration statement in the capacity of controller or principal accounting officer. Refer to the instructions to the signatures of Form S-1.

Response:
We will revise the S-1 Amendment No. 3 accordingly.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Lee Chong Kuang
Name:	Lee Chong Kuang
Title:	Chief Executive Officer

Encl.